PROSPECTUS
May 1, 2010

Madison Institutional Equity Option Fund
(Ticker Symbol:  MADOX)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

www.madisonfunds.com

TABLE OF CONTENTS

Summary Data: Madison Institutional Equity Option Fund                                                                                                                                1
Investment Objectives/Goals 1
Fees and Expenses 1
Portfolio Turnover 1
Principal Investment Strategies 2
Principal Risks 2
Risk/Return Bar Chart and Performance Table 3
Management 5
Purchase and Sale of Fund Shares 5
Tax Information 5
Payments to Broker-Dealers and Other Financial Intermediaries 5
Investment Objectives                                                                                                                                6
Implementation of Investment Objectives                                                                                                                                6
In General 6
Portfolio Investment Parameters 6
Fund Holdings 7
Fund Diversification 9
Temporary Defensive Strategies 9
Risks                                                                                                                                9
Not a Complete Investment Program 9
Investment Risk 9
Equity Risk 10
Risks Associated with Options on Securities 10
Limitation on Option Writing Risk 11
Risks of Mid-Cap Companies 11
Sector Concentration Risk 11
Income and Fund Distribution Risk 11
Foreign Securities Risk 12
Tax Risk 12
Portfolio Holdings                                                                                                                                13
Management                                                                                                                                13
Investment Adviser 13
Compensation 14
Pricing of Fund Shares                                                                                                                                15
Shareholder Information                                                                                                                                15
Purchase and Redemption Procedures 15
Dividends and Distributions 15
Frequent Purchases and Redemptions of Fund Shares 15
Taxes                                                                                                                                17
Federal Taxes 17
State and Local Taxes 18
Taxability of Transactions 18
Certification of Tax Identification Number 18
Financial Highlights                                                                                                                                18
Guide to Doing Business                                                                                                                                20

SUMMARY DATA

Investment Objectives/Goals
The investment objectives of the Madison Institutional Equity Option Fund (the “Fund”) are to provide consistent total return and secondarily, to provide a high level of income and gains from options premiums.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees:
(fees paid directly from your investment)
Maximum sales charge (load)	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)
Management fee1	~~0.56~~0.75%
Distribution (12b-1) fees	None
Other expenses	0.20%
Total annual fund operating expenses1	~~0.76~~0.95%
________
1  The Fund pays its investment adviser a management fee which is known as a “fulcrum fee.”  What this means is that the base management fee, which is 0.75%, may be adjusted up or down by 0.15% if the Fund’s performance gross of expenses exceeds or trails the Chicago Board Options Exchange BuyWrite Monthly Index (the “BXM Index”) by 1% or more over a three year rolling performance period.  The actual management fee ~~shown in the table is the fee~~ that was paid for the Fund’s last fiscal year was 0.56%.  Accordingly, total annual fund operating expenses for that period were 0.76%.

Example:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$~~78~~97	$~~243~~303	$~~422~~525	$~~942~~1,166

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.

During the most recent fiscal year, the Fund’s portfolio turnover rate was 46% of the average value of its portfolio.

Principal Investment Strategies
The Fund seeks to achieve its investment objective by investing in a portfolio consisting primarily of common stocks of ~~large- and mid-capitalization~~ issuers that, in the view of the Fund’s investment adviser, are selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. The Fund seeks to produce a high level of current income and current gains generated from option writing premiums and, to a lesser extent, from dividends.

Under normal market conditions, the Fund will invest at least 80% of its total assets in common stocks~~, with at least 65% of the amount so invested being invested in common stocks of large capitalization issuers that meet the Fund’s selection criteria~~. The Fund may also invest up to 25% of its total assets in foreign securities.  The Fund’s investment adviser will allocate the Fund’s assets among stocks in various sectors of the economy based upon the investment adviser’s views on forward earnings growth rates, adjusted to reflect the investment adviser’s views on economic and market conditions and sector risk factors.

The Fund will pursue its primary objective by employing an option strategy of writing covered call options on a substantial portion of the common stocks in the Fund’s portfolio. The extent of option writing activity will depend upon market conditions and the investment adviser’s ongoing assessment of the attractiveness of writing call options on the Fund’s stock holdings.  In addition to its covered call strategy, the Fund may, to a lesser extent (not more than 20% of its total assets), pursue an option strategy that includes the writing of both put options and call options on certain of the common stocks in the Fund’s portfolio.

Principal Risks

Investment Risk.  An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest.  An investment in the Fund represents an indirect investment in the securities owned by the Fund, a majority of which are traded on a national securities exchange or in the over-the-counter markets.  The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.  Your investment at any point in time may be worth less than you original investment, even after taking into account the reinvestment of Fund distributions.

Option Risk.  There are several risks associated with transactions in options on securities, as follows:

There are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives.

As the writer of a covered call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline.

The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option.  Once an option writer has received an exercise notice, it may not be able to effect a closing purchase transaction in order to terminate its obligation under the option and must then deliver the underlying security at the exercise price.

There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position.  If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

When the Fund writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price.  If the option is exercised, the Fund could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise.

If a put option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price, the Fund will lose its entire investment in the option.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Active Trading Risk.  Because the Fund may engage in active and frequent trading of portfolio securities to achieve the Fund’s investment objective, the Fund may have increased costs, which can lower the actual return of the Fund.  Active trading may also increase short-term gains and losses, which may affect taxes that must be paid.

Risk/Return Bar Chart and Performance Table
The bar chart and table below demonstrate the variability of the Fund’s returns by showing changes in the Fund’s performance from year to year since inception.  This information provides some indication of the risks of investing in the Fund. After the bar chart is a table that compares the Fund’s average annual total returns with those of a broad-based securities market index.  Remember, however, that past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Calendar Year Returns

Highest/lowest quarterly results during the period shown in the bar chart were:

Highest: 17.13% (quarter ended June 30, 2009)                                                                                     Lowest:                       -21.98% (quarter ended Dec. 31, 2008)

Average Annual Total Returns (for the period ended December 31, 2009)
	One Year	Since Inception (4/1/06)
Return before taxes	29.05%	-1.76%
Return after taxes on distributions	29.02%	-3.73%
Return after taxes on distributions and sale of fund shares	18.90%	-2.50%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	26.46%	-1.79%

~~________~~

~~1  The Fund commenced operations on April 1, 2006.~~After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Updated performance information current to the most recent month-end is available by calling the Fund’s shareholder service department toll-free at 888-670-3600 or the toll-free 24-hour automated information line at 800-336-3063.

Management

Investment Adviser.  The investment adviser to the Fund is Madison Asset Management, LLC, a subsidiary of Madison Investment Advisors, Inc. (collectively referred to herein as “Madison”).

Portfolio Managers.  Frank Burgess (President and Founder) and Ray DiBernardo (Vice President) co-manage the Fund.  Mr. Burgess has served in this capacity since April 2006, and Mr. DiBernardo has served in this capacity since May 2010.

Purchase and Sale of Fund Shares

Purchase minimums to establish an account:  $500,000; to add to an account:  $10,000

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange shares of the Fund either through a financial advisor or directly from the Fund.

Tax Information
Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and will also generally be considered taxable income at the state and local level as well.

Payments to Broker-Dealers and Other Financial Intermediaries
~~Madison may make payments out~~If you purchase shares of the ~~investment advisory fee it receives from the Fund to other persons, including broker-dealers that make the Fund available to investors pursuant to any “no transaction fee” network or service they provide. Under regulations of the Securities and Exchange Commission, such arrangements are permissible in connection with distributing investment company shares, if the payments of the shared fee amounts are made out of Madison’s own resources~~Fund through a broker-dealer or other financial intermediary (such as a financial advisor), the Fund’s investment adviser may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment.  Ask your financial advisor or visit your financial intermediary’s website for more information.  ~~In addition, shareholders that purchase or redeem Fund shares through a securities broker may be charged a transaction fee by the broker for handling the transaction. The Fund does not receive these fees. Shareholders may engage in any transaction directly with the Fund to avoid such charges.~~

INVESTMENT OBJECTIVES

Through this prospectus, Madison Mosaic Equity Trust (the “Trust”) offers one portfolio for investment:  the Madison Institutional Equity Option Fund.  The Fund’s investment objectives are to provide consistent total return and secondarily, to provide a high level of income and gains from options premiums.

The Fund’s Board of Trustees may change the Fund’s investment objective without shareholder approval.  However, you will receive prior written notice of any material change.  There is no assurance that the Fund’s investment objective will be achieved.

IMPLEMENTATION OF INVESTMENT OBJECTIVES

In General
The Fund will pursue its investment objectives by investing in a portfolio consisting primarily of common stocks of ~~large- and mid-capitalization~~ issuers that are, in Madison’s view, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. The Fund seeks to produce a high level of current income and current gains generated from option writing premiums and, to a lesser extent, from dividends.

Portfolio Investment Parameters
Under normal market conditions, the Fund will invest at least 80% of its total assets in common stocks~~, with a least 65% of the amount so invested being invested in common stocks of large capitalization issuers that meet the Fund’s selection criteria. The Fund may invest the remainder of its common stock investments in companies that meets the Fund’s selection criteria but whose market capitalization is considered to be middle sized or “mid-cap.’’ The Fund considers a large capitalization issuer to be a company with a market capitalization, at the time of the Fund’s investment, of $7 billion or greater. The Fund considers a mid-cap issuer to be a company with a market capitalization, at the time of the Fund’s investment, of between $1 billion and $10 billion.~~ . Common stocks are selected based on Madison’s views of the company’s ability to sustain future growth and on favorable “PEG’’ ratios (its Price-Earnings Ratio (PE) divided by its perceived earnings Growth rate), financial strength and industry leadership. The Fund generally will invest in common stocks on which exchange-traded call options are currently available. Substantially all of the common stocks in the Fund’s portfolio will be issued by U.S. companies, although the Fund may invest up to 25% of its total assets in U.S. dollar-denominated securities of foreign issuers.

The Fund will pursue its primary objective by employing an option strategy of writing covered call options on a substantial portion of the common stocks in the Fund’s portfolio. These options contracts are sold on a national options exchange or in the over-the-counter market allowing the purchaser of the contract to buy specified underlying securities at a specified price (the “strike price”) prior to a specified expiration date. The premium received, plus the strike price of the option, will always be greater than the value of the underlying securities at the time the option is written. The extent of option writing activity will depend upon market conditions and Madison’s ongoing assessment of the attractiveness of writing call options on the Fund’s stock holdings. Writing covered call options involves a tradeoff between the option premiums received and reduced participation in potential future stock price appreciation. Depending on Madison’s evaluation, the Fund may write covered call options on varying percentages of the Fund’s common stock holdings. When an option contract is “covered,” it means that the Fund, as the writer of the option contract, holds in its portfolio the underlying securities described in the contract or securities convertible into such securities. Thus, if the holder of the option decides to exercise his purchase rights, the Fund may sell at the strike price securities it already holds in the portfolio or may obtain by conversion (rather than risking having to first buy the securities in the open market at an undetermined price). However, an option contract would not normally be exercised unless the market price for the underlying securities specified were greater than the strike price.

The Fund seeks to produce a high level of short-term gains generated from option writing premiums and, to a lesser extent, from dividends. To the extent possible, the Fund will seek to produce long-term gains from option writing premiums by allowing or arranging for certain securities that have been held more than a year to be called away. The premium received by the Fund for the last call option written on any security held more than a year at the time it is called (sold) from the Fund will generally be characterized as long-term gain along with any gain related to the sale of the underlying security. The Fund’s ability to achieve this result will be limited by (1) the amount of long-term securities it holds, (2) market conditions, and (3) the relative value of alternative opportunities available to the Fund that would not result in the sale of the underlying security, such as writing new options on the security rather than allowing it to be called.

In addition to its covered call strategy, the Fund may, to a lesser extent (not more than 20% of its total assets), pursue an option strategy that includes the writing of both put options and call options on certain of the common stocks in the Fund’s portfolio. To seek to offset some of the risk of a larger potential decline in the event the overall stock market has a sizeable short-term or intermediate-term decline, the Fund may, to a limited extent (not more than 2% of the its total assets) purchase put options on broad-based securities indices (such as the S&P 500® Index, the S&P MidCap 400® Index or other indices deemed suitable) or certain ETFs (exchanged-traded funds) that trade like common stocks but represent such market indices.  Madison may pursue this risk management strategy through covered put option collars, in which the Fund purchases a put option and simultaneously sells a put option on the same security at a different strike price.
Exercises of call options and the resulting sale of the underlying equity securities could result in less than 80% of the Fund’s total assets being invested in common stocks. In such circumstances, the Fund will make future investments in a manner consistent with restoring the 80% threshold.

Fund Holdings

Common Stock.  Madison intends to focus the Fund’s investments in those broad sectors of the economy that Madison believes provide superior opportunities to achieve the Fund’s investment objectives through equity selection and application of the Fund’s covered call option strategy. The Fund will not invest more than 35% of its total assets in the securities of issuers principally engaged in any single sector.

Madison seeks to invest in common stocks in which Madison has high confidence in their continuing earnings growth rate. Madison follows an investment style generally known as “GARP’’ (Growth-At-a- Reasonable-Price). The key analytical measure for this investment style is a common stock’s PEG ratio.  For example, a stock selling at $30.00 per share, with expected earnings for the current year of $2.00 per share has a PE ratio of 15 ($30 divided by $2). If Madison expects earnings growth of 10% per year over the next five years, then the stock has a PEG ratio of 1.5. Madison believes that the average PEG ratio as of the date of this prospectus for all the stocks included in the S&P 500® Index is approximately 2.0. Madison intends to build an investment portfolio of common stocks with favorable value/growth relationships having PEG ratios averaging less than the general stock market.

After determining that a stock is reasonably priced in relation to its expected growth rate, Madison looks for companies with strong financial statements, relatively little debt, positive fundamental trends and industry leadership. Under normal market conditions, Madison seeks companies whose growth rates, cash flows, and industry strength put them in a desirable position for superior long-term value and growth. Madison expects to hold between 40 and 60 stocks in the Fund’s portfolio.

Options. Certain options, known as “American style” options, may be exercised at any time during the term of the option. Other options, known as “European style” options, may be exercised only on the expiration date of the option. Since virtually all options on individual stocks trade American style, Madison believes that substantially all of the options written by the Fund will be American style options. The Fund will write call options and put options only if they are “covered.” In the case of a call option on a common stock or other security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held by the Fund. A call option is also covered if the Fund holds a call on the same security as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in liquid, segregated assets. A put option on a security is “covered” if the Fund segregates liquid assets equal to the exercise price. A put option is also covered if the Fund holds a put on the same security as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated, liquid assets.

If an option written by the Fund expires unexercised, the Fund realizes on the expiration date a capital gain equal to the premium received by the Fund at the time the option was written. If an option purchased by the Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (underlying security, expiration, strike price and type). There can be no assurance, however, that Madison can effect a closing purchase or sale transaction when the Fund desires. Net gains from the Fund’s option strategy generally will be short-term capital gains which, for federal income tax purposes, will constitute net investment company taxable income.

The standard contract size for a single option is 100 shares of the common stock. There are four items needed to identify any option: (1) the underlying security, (2) the expiration month, (3) the strike price, and (4) the type (call or put). For example, ten XYZ Co. October 40 call options provide the right to purchase 1,000 shares of XYZ Co. on or before October 31, 2009 at $40 per share. A call option whose strike price is above the current price of the underlying stock is called “out-of-the-money.” Most of the options that will be sold by the Fund are expected to be out-of-the-money, allowing for potential appreciation in addition to the proceeds from the sale of the option. An option whose strike price is below the current price of the underlying stock is called “in-the-money” and will be sold by the Fund as a defensive measure to protect against a possible decline in the underlying stock.

The following is an example of a covered call transaction, making the following assumptions: a common stock currently trading at $25.00 per share; a 9-month call option is written with a strike price of $27.50 (i.e., 10% higher than the current market price); and the writer receives $2.00 (or 8%) of the common stock’s value as premium income. Under this scenario, before giving effect to any change in the price of the stock, the covered-call writer receives the premium, representing 8% of the common stock’s value, regardless of the stock’s performance over the 9-month period until option expiration. If the stock price declines, the premium from writing the call options serves to offset some of the unrealized loss on the stock. If the stock price were to decline 8%, the option writer would break even, but if the stock were to decline more than 8% under this scenario, the investor’s downside protection would be eliminated and the stock could eventually become worthless. If the stock price remains unchanged, the option will expire and the option writer would earn an 8% return, in the form of the option premium. If the stock price were to rise but remain less than the strike price of $27.50, the option writer would earn the 8% premium and the appreciation of the stock price, up to 10% in this scenario. If the stock price were to rise to $27.50 or more, the option would be exercised and the stock would return 10% coupled with the option premium of 8% for a total return to the option writer of 18%.

For conventional listed call options, the option’s expiration date can be up to nine months from the date the call options are first listed for trading. Longer-term call options can have expiration dates up to three years from the date of listing. The Fund’s covered call strategy typically involves writing call options with expiration dates three to twelve months from the date of listing, although the Fund may write call options with shorter and longer terms. The Fund anticipates that some options that are written against Fund stock holdings will be repurchased prior to the option’s expiration date, generating a gain or loss in the options. In general, the Fund prefers to continue to hold its common stocks for at least a year to achieve long-term growth and so that it can write subsequent options on the same securities, rather than allowing them to be called away by the first option holders. In this manner, if the common stocks are held by the Fund for over a year, the premiums received by the Fund on the last options written against those stocks may be characterized as long-term gain along with any gain (or loss) realized on the stocks themselves.

Foreign Securities. The Fund may invest up to 25% of its total assets in U.S. dollar-denominated securities of foreign issuers. The Fund expects that its investments in foreign securities will consist primarily of sponsored American Depositary Receipts (“ADRs”).

Fund Diversification
The Fund may invest no more than 4% of the Fund’s total assets, at time of purchase, in any one common stock. The Fund may, in addition to pursuing its covered call option strategy on common stocks in its portfolio, write put options on such common stocks representing to 2% of the Fund’s total assets, at time of purchase, on any one common stock.

Temporary Defensive Strategies
If Madison determines that it would be appropriate to adopt a temporary defensive investment position by reducing exposure in the equity markets, up to 100% of the Fund could be invested in short-term, fixed-income investments. To the extent more than 20% of the Fund is so invested, the Fund would not be invested in accordance with policies designed to achieve its stated investment objectives.

RISKS

Not a Complete Investment Program
The Fund is intended for investors seeking a high level of current income and capital appreciation over the long term. The Fund is not meant to provide a vehicle for those who wish to play short-term swings in the stock market. An investment in the Fund should not be considered a complete investment program.

Investment Risk
An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest. An investment in the Fund shares represents an indirect investment in the securities owned by the Fund, a majority of which are traded on a national securities exchange or in the over-the counter markets. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Your shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund distributions.

Equity Risk

Equity risk is the risk that the securities held by the Fund will fluctuate in value due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, or factors relating to specific companies in which the Fund invests. Stock of an issuer in the Fund’s portfolio may decline in price for a variety of reasons. A drop in the overall stock market may depress the price of most or all of the common stocks held by the Fund.

Risks Associated with Options on Securities
There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. As the writer of a covered call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Before receiving notice that a holder of an option wishes to exercise the option, the writer can terminate its obligation under the option by buying it back, generally at about the difference between the strike (exercise) price of the call and the market value of the security. For example, when the option has a strike price written at $40 and the stock is trading at $40.25, the option writer can generally buy back the option for at least the $0.25 difference. This is known as a “closing purchase transaction.” However, once an option writer has received an exercise notice, it can no longer effect this “closing purchase transaction” and must deliver the underlying security at the exercise price.

There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Call options are marked-to-market daily and their value will be affected by changes in the value and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options’ expiration. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the Fund’s capital appreciation potential on the underlying security.

When the Fund writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price. If the option is exercised, the Fund could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise. While the Fund’s potential gain in writing a covered put option is limited to the interest earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Fund risks a loss equal to the entire value of the stock. To the extent that the Fund purchases options pursuant to a hedging strategy, the Fund will be subject to the following additional risks:

If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option.

Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it had purchased. If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

Limitation on Option Writing Risk
The number of call options the Fund can write is limited by the number of shares of common stock the Fund holds, and further limited by the fact that call options represent 100 share lots of the underlying common stock. The Fund will not write “naked” or uncovered call options. Furthermore, the Fund’s options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by Madison’s other investment advisory clients.

~~Risks of Mid-Cap Companies~~
~~The Fund may invest in companies that meet the Fund’s growth and value criteria and whose market capitalization is considered middle sized or “mid-cap.” Mid-cap companies often are newer or less established companies than larger capitalization companies. Investments in mid-cap companies carry additional risks because earnings of these companies tend to be less predictable; they often have limited product lines, markets, distribution channels or financial resources; and the management of such companies may be dependent upon one or a few key people. The market movements of equity securities of mid-cap companies may be more abrupt or erratic than the market movements of equity securities of larger, more established companies or the stock market in general. Historically, mid-cap companies have sometimes gone through extended periods when they did not perform as well as larger companies. In addition, equity securities of mid-cap companies generally are less liquid than those of larger companies. This means that the Fund could have greater difficulty selling such securities at the time and price that the Fund would like.~~

Sector Concentration Risk
Madison intends to focus the Fund’s investments in those broad sectors of the economy that Madison believes provide superior opportunities to achieve the Fund’s investment objectives. To the extent that the Fund makes substantial investments in any single sector, the Fund will be more susceptible to adverse economic or regulatory occurrences affecting those sectors. The Fund will not invest more than 35% of its total assets in the securities of issuers principally engaged in any single sector.

Income and Fund Distribution Risk
The income you receive from the Fund is based primarily on the premiums the Fund receives from writing options and the dividends and interest it earns from its investments. Net option premiums and dividend payments the Fund receives in respect of its portfolio securities can vary widely over the short- and long-term. If stock prices or stock price volatility declines, the level of premiums from options writing and the amounts available for distribution from options activity will likely decrease as well.  Payments to purchase put options and to close written call options will reduce amounts available for distribution from call option premiums received and proceeds of closing put options.

Foreign Securities Risk
The Fund may invest up to 25% of its total assets in U.S. dollar-denominated securities of foreign issuers.  Investments in the securities of foreign issuers involve certain considerations and risks not ordinarily associated with investments in securities of domestic issuers. Foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. The Fund expects that its investments in foreign securities will primarily consist of sponsored ADRs. ADRs are receipts issued by United States banks or trust companies in respect of securities of foreign issuers held on deposit for use in the United States securities markets. While ADRs may not necessarily be denominated in the same currency as the securities into which they may be converted, many of the risks associated with foreign securities may also apply to ADRs. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.

Tax Risk
Call option premiums received by the Fund will be recognized upon exercise, lapse or other disposition of the option and generally will be treated by the Fund as capital gain or loss. Some of the call options and other devices employed by the Fund reduce risk to the Fund by substantially diminishing its risk of loss in offsetting positions in substantially similar or related property, thereby giving rise to “straddles’’ under the federal income tax rules. The straddle rules require the Fund to defer certain losses on positions within a straddle, and terminate or suspend the holding period for certain securities.  The Fund cannot assure you as to any level of regular net investment income (income other than net long-term capital gain) and cannot assure you as to any level of capital gains distributions. In addition, certain of the Fund’s call writing activities may affect the character, timing and recognition of income and could cause the Fund to liquidate other investments in order to satisfy its distributions requirements.

The Fund expects to generate premiums from the writing of call options. The Fund will recognize short-term capital gains upon the expiration of an option that it has written.  If the Fund enters into a closing transaction, the difference between the amount paid to close out its option position and the premium received for writing the option will be short-term gain or loss. Transactions involving the disposition of the Fund’s underlying securities (whether pursuant to the exercise of a call option, put option or otherwise) will give rise to capital gains or losses. Because the Fund does not have control over the exercise of the call options it writes, such exercises or other required sales of the underlying stocks may force the Fund to realize capital gains or losses at inopportune times.

The Fund’s transactions in options are subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) treat dividends that would otherwise be eligible for the corporate dividends-received deduction as ineligible for such treatment, (3) disallow, suspend or otherwise limit the allowance of certain losses or deductions,

(4) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (5) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited), and (6) cause the Fund to recognize income or gain without a corresponding receipt of cash. Like short-term capital gains, dividend income generated from covered call writing is taxed at ordinary income rates rather than at the more favorable qualified dividend rate.

PORTFOLIO HOLDINGS

Portfolio holdings information is available on the Fund’s website at www.madisonfunds.com.  In addition, a complete description of the Fund’s policies and procedures with respect to the disclosure of portfolio holdings is available in the Funds’ SAI.  Please see the back cover of this prospectus for information about the SAI.

MANAGEMENT

Investment Adviser
The investment adviser to the Fund is Madison Asset Management, LLC, a subsidiary of Madison Investment Advisors, Inc. (collectively referred to herein as “Madison”), both located at 550 Science Drive, Madison, Wisconsin 53711.  As of December 31, 2009, Madison Investment Advisors, Inc., which was founded in 1974, and its subsidiary organizations, including Madison Asset Management, LLC,  managed approximately $15 billion in assets, including open-end mutual funds, closed-end mutual funds, separately managed accounts and wrap accounts.  Madison is responsible for the day-to-day administration of the Fund’s activities.

Investment decisions regarding the Fund can be influenced in various manners by a number of individuals.  Generally, all management decisions are the primary responsibility of Madison’s investment policy committee.  The investment policy committee is made up of the top officers and managers of Madison.

Day-to-day decisions regarding the selection of individual securities and other management functions for the Fund are primarily the responsibilities of the following portfolio managers:

Frank Burgess.  Mr. Burgess is the President of Madison, which he founded in 1974.  Since that time, he has managed all varieties of securities portfolios on behalf of the firm. He received a BS in engineering from Iowa State University in 1964 and a JD from the University of Wisconsin in 1967.

Ray DiBernardo.  Mr. DiBernardo is a Vice President of Madison.  Prior to joining Madison in 2003, he was employed at Concord Trust in Chicago as well as a Toronto-based International equity firm.  Mr. DiBernardo received a BS from the University of Western Ontario and is a CFA charter holder.

The Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Compensation

Investment Advisory Fee.  Madison receives a fee for its services under an investment advisory agreement with the Fund. The fee is comprised of a base fee and a performance adjustment that may increase or decrease the base fee depending upon the performance of the Fund relative to the performance of the Chicago Board Options Exchange BuyWrite Monthly Index (the “BXM Index”).

The base fee, which is accrued daily and paid monthly, is equal to an annualized rate of 0.75% of the Fund’s average daily net assets.

The performance adjustment is calculated monthly by comparing the Fund’s performance to that of the BXM Index over the performance period. Because the BXM Index reflects no fees or expenses, the Fund’s performance is compared to the BXM Index “gross of fees”. In other words, the Fund’s performance for purposes of the comparison is calculated without reducing it by the Fund’s “management fees” and “other expenses” set forth in the section entitled “Summary Data—Fees and Expenses,” above, but not by brokerage commissions or fees that are included in the costs of buying and selling Fund securities. The performance period consists of the current month plus the previous 35 months. The maximum annualized performance adjustment rate is +/- 0.15% of the Fund’s average net assets over the performance period. The performance adjustment rate is divided by twelve and multiplied by the Fund’s average net assets over the performance period, and the resulting dollar amount is then added to or subtracted from the base fee in accordance with the following chart:

Over/Under Performance % (in basis points)	Annualized Adjustment Rate Relative to BXM Index as a % (in basis points)1 of the Fund’s Average Net Assets
+/- 99 or less	0
+/- 100 or more	+/- 15
________
1 Based on the difference between average annual “gross of fees” performance of the Fund and the BXM Index, rounded to the nearest basis point (0.01%).

Under the performance fee arrangement, the Fund will pay a positive performance fee adjustment for a performance period whenever the Fund outperforms the BXM Index over that period, even if the Fund had overall negative returns during the performance period.

These fees are deducted automatically from all accounts and are reflected in the daily share price of the Fund.  A discussion regarding the basis for approval of the Fund’s investment advisory agreement with Madison is contained in the Fund’s annual report to shareholders for the fiscal year ended December 31, 2009.

Other Expenses.  Under a separate services agreement with the Fund, Madison provides or arranges for the Fund to have all other operational and support services needed by it.  Madison receives a fee calculated as a percentage of the average daily net assets of the Fund for these services.  At the end of the Fund’s most recent fiscal year, this fee was set at 0.20% on the first $500 million of average daily net assets and 0.15% on average daily net assets above $500 million.

Because of this services arrangement with Madison, Madison is responsible for paying all of the Fund’s fees and expenses, other than (i) fees related to the Fund’s portfolio holdings (such as brokerage commissions, interest on loans, etc.), (ii) acquired fund fees, if any, and (iii) extraordinary or non-recurring fees (such as fees and costs relating to any temporary line of credit the Fund maintains for emergency or extraordinary purposes).  The Fund is also responsible for payment of the advisory fees to Madison, as discussed above.

In addition to the expenses noted above which are not the responsibility of Madison, the Fund pays directly for (i) fees and expenses of the Funds’ independent registered public accountants, and (ii) fees of the Funds’ independent trustees (collectively, the “Independent Expenses”).  However, the service fee payable to Madison is contractually set at 0.20% and is reduced by amounts paid by the Fund for Independent Expenses.  Accordingly, increases in the cost of Independent Expenses will be absorbed by Madison and not the Fund.

PRICING OF FUND SHARES

The price of the Fund’s shares is based on the net asset value (“NAV”) per share. NAV per share equals the total daily value of the Fund’s assets, minus its liabilities, divided by the total number of shares.  NAV is calculated at the close of the New York Stock Exchange (typically 3:00 p.m., Central Time) each day it is open for trading.  The New York Stock Exchange is closed on New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed.  This may be higher, lower or the same as the NAV from the previous day.

Madison uses the market value of the securities in the Fund to calculate NAV.  Madison obtains the market value from one or more established pricing services.  The Fund maintains a pricing committee to review market value of portfolio securities to determine whether or not prices obtained from the pricing services are fair.  In accordance with policies approved by the Board of Trustees of the Fund, the pricing committee may determine that the “fair value” of a particular security is different than the market value provided by the pricing service.  Although this would be an unusual occurrence for the types of securities held by the Fund, this may occur, for example, due to events or information not known to the pricing service or due to events occurring in other parts of the world.  In using fair value pricing, the Fund’s goal is to prevent share transactions from occurring at a price that is unrealistically high or low based on information known but not reflected in the “market” price of portfolio securities calculated at the close of the New York Stock Exchange.

SHAREHOLDER INFORMATION

Purchase and Redemption Procedures
Information regarding how to purchase and sell shares in the Fund is provided in the section entitled “Guide to Doing Business,” below.

Dividends and Distributions
The Fund’s net income, if any, is declared as dividends and distributed to shareholders at least annually, and any net realized capital gains will also be paid to shareholders at least annually as capital gains distributions.

Distributions are paid in the form of additional shares credited to your account, unless you elect in writing to receive dividend checks or payments by electronic funds transfer.  Please refer to the section entitled “Guide to Doing Business,” below, for more information about distribution options.

Frequent Purchases and Redemptions of Fund Shares

General Rule.  The Fund discourages investors from using it to frequently trade or otherwise attempt to “time” the market.  As a result, the Fund reserves the right to reject a purchase or exchange request for any reason.

Market Timing.  The Fund’s policy is to block shareholders or potential shareholders from engaging in harmful trading behavior in the Fund, as described below. To accomplish this, the Fund reserves the right to reject a purchase or exchange request for any reason, without notice. This policy does not affect a shareholder’s right to redeem an account.

In addition, the Fund has written agreements in place with intermediaries who hold Fund shares on behalf of others (e.g., brokers, banks and plan administrators) which give the Fund the authority to identify third parties who invest in the Fund through such intermediaries so that the Fund can prevent them from engaging in harmful frequent trading and market-timing activity as described below.

Identifiable Harmful Frequent Trading and Market-Timing Activity.  The Fund defines harmful trading activity as that activity having a negative effect on portfolio management or Fund expenses.  For example, if the Fund is subject to frequent trading or “market-timing,” it must maintain a large cash balance in order to permit the frequent purchases and redemptions caused by market-timing activity.  Cash balances must be over and above the “normal” cash requirements the Fund keeps to handle redemption requests from long-term shareholders, to buy and sell portfolio securities, etc.  By forcing the Fund’s portfolio manager to keep greater cash balances to accommodate market timing, the Fund may be unable to invest its assets in accordance with its investment objectives.  Alternatively, harmful trading activity may require frequent purchase and sale of portfolio securities to satisfy cash requirements.  To the extent market-timing activity of this sort requires the Fund to continually purchase and sell securities, the Fund’s transaction costs will increase in the form of brokerage commissions and custody fees.  Finally, frequent trading activity results in a greater burden on the Fund’s transfer agent, increasing transfer agent expenses and, if not actually raising Fund expenses, at least preventing them from being lowered.

For all of the above reasons, the Fund monitors cash flows and transfer agent activity in order to identify harmful activity.  Furthermore, when approached by firms or individuals who request access for market timing activities, the Fund declines such requests; when trades are attempted without such courtesy, the Fund makes every effort to block them and prohibit any future investments from the source of such trades.  The Fund does not define market-timing by the frequency or amount of trades during any particular time period.  Rather, the Fund seeks to prevent market-timing of any type that harms the Fund in the manner described above.

The Fund does not currently impose additional fees on market timing activity, nor does it restrict the number of exchanges shareholders can make, although the right to do so is reserved upon notice in the future.  The Fund does not specifically define the frequency of trading that will be considered “market timing” because the goal is to prevent any harm to long-term investors that is caused by any out-of-the-ordinary trading or account activity.  As a result, when the Fund identifies any shareholder activity that causes or is expected to cause the negative results described above, the Fund will block the shareholder from making future investments.  In effect, the Fund allows harmful market-timers to leave and shuts the doors to their return.

 The Fund will use its discretion to determine whether transaction activity is harmful based on the criteria described above.  Except as described below, the Fund does not distinguish between shareholders that invest directly with the Fund or shareholders that invest through a broker (either directly or through an intermediary account), an investment adviser or other third party as long as the account is engaging in harmful activity as described above.

Other Risks Associated with Market Timing.  Moving money in and out of Fund on short notice is a strategy employed by certain investors who hope to reap profits from short-term market fluctuation.  This is not illegal, but is discouraged by many funds since it can complicate fund management and, if successfully employed, have a negative impact on performance.  In particular, a successful “market-timer” could, over time, dilute the value of fund shares held by long-term investors by essentially “siphoning off” cash by frequently buying fund shares at an NAV lower than the NAV at which the same shares are redeemed.  Nevertheless, the success of any market-timer is not considered by the Fund.  Rather, the Fund will block ALL identifiable harmful frequent trading and market-timing activity described above regardless of whether the market-timer is successful or unsuccessful.  In any event, investors in the Fund should be aware that dilution caused by successful market timing by some shareholders is a risk borne by the remaining shareholders.

Exceptions or Other Arrangements.  It is possible that the Fund will not detect certain frequent trading or market timing activity in small amounts that, because of the relatively small size of such activity, is subsumed by the normal day-to-day cash flow of the Fund (see the section above entitled “Other Risks Associated with Market Timing”).  However, the Fund believes its procedures are adequate to identify any market timing activity having the harmful effects identified in the section entitled “Identifiable Harmful Frequent Trading and Market-Timing Activity” regardless of the nature of the shareholder or method of investment in the Fund.

Because the Fund discourages market timing in general, the Fund does not currently, nor does it intend to, have any arrangements or agreements, formal or informal, to permit any shareholders or potential shareholders to directly or indirectly engage in any type of market-timing activities, harmful or otherwise.

Although the Fund believes reasonable efforts are made to block shareholders that engage in or attempt to engage in harmful trading activities, the Fund cannot guarantee that such efforts will successfully identify and block every shareholder that does or attempts to do this.

TAXES

Federal Taxes
The Fund will distribute to shareholders 100% of its net income and net capital gains, if any.  The capital gains distribution is determined as of October 31st each year and distributed annually.

All dividend and capital gain distributions, if any, will be taxable to you. A portion of the dividends paid from the income of the Fund may be taxed at the long-term capital gains rate (currently, the maximum rate is 15%). Dividends that constitute “qualified dividends” are also taxed at this rate. The Fund will inform shareholders of the nature of the Fund’s dividends (e.g.., ordinary income, short-term capital gains, “qualified dividends” or long-term capital gains) in January each year when the Fund sends you your annual notice of dividends and other distributions paid during the prior year.

Capital gains distributions can be taxed at different rates depending on the length of time the securities were held. Income from the Fund’s short-term capital gains (generated when the Fund sells securities held for less than 12 months) and income generated from writing covered call options are taxed at ordinary income rates, rather than the 15% “qualified dividend” rate available to individual taxpayers. Distributions paid from the Fund’s long-term capital gains and designated as capital gain distributions generally are taxable as long-term capital gains, regardless of the length of time you held your shares.  Although the Fund will invest in stocks that generate qualified dividend income, it is expected that the Fund’s transactions in options will significantly limit the Fund’s ability to pay ordinary income dividends that are treated as qualified dividend income.

For tax purposes, option premiums reduce the tax basis of the stock on which the option is written at the time the stock is called away. Thus, when called, the option premium received takes on the underlying stock’s long-term or short-term tax characteristics. For this reason, the Fund prefers not to write “in the money” options on stocks that have been held for less than a year so that the stocks are not called away until after they have been held in the Fund for at least a year. In this manner, the last option written on such stocks may generate long-term gains which are taxed at lower rates than short-term gains. Therefore, although income generated from writing covered call options may not be taxed at the 15% “qualified dividend” rate, a percentage of such income — representing the premiums received from the last option written on the stocks that have been in the Fund for at least a year and called away — may be taxable at the more favorable long-term gain rate instead of at ordinary income rates. However, options premiums received by the Fund with respect to any stock will continue to be taxed at short-term gains rates (ordinary income rates) regardless of how long the Fund has held the stock on which the option is written until that stock is finally called away from the Fund by the holder of that option.

State and Local Taxes
Similar to the treatment of Fund distributions at the federal level, dividend income and capital gains distributions are generally considered taxable income at the state and local levels.

Taxability of Transactions
Your redemption of Fund shares may result in a taxable gain or loss to you, depending on whether the redemption proceeds are more or less than what you paid for the redeemed shares.  An exchange of Fund shares for shares in any other fund will have similar tax consequences.  It is your responsibility to calculate the cost basis of shares purchased.  You must retain all statements received by the Fund to maintain accurate records of your investments.

Certification of Tax Identification Number

Account applications without a social security number will not be accepted.  If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of your Fund distributions (including redemption proceeds).  Any fine assessed against the Fund that results from your failure to provide a valid social security or tax identification number will be charged to your account.

This section is not intended to be a full discussion of federal, state or local income tax laws and the effect of such laws on you.  There may be other tax considerations applicable to a particular investor.  You are urged to consult with your own tax advisor.  In addition, please see the SAI for more information about taxes.

FINANCIAL HIGHLIGHTS

The following financial highlights table is intended to help you understand the Fund’s financial performance since inception of the Fund.  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions.  This information has been derived from financial statements audited by Grant Thornton LLP, whose report dated February 25, 2010, along with the Fund’s financial statements, is included in the annual report which is available upon request.

	Year Ended December 31,			For the period March 31, 20061 through
	2009	2008	2007	December 31, 2006
Net Asset Value, Beginning of Period	$11.44	$18.13	$21.18	$20.00
Investment Operations
Net investment income	0.01	0.15	0.13	0.10
Net realized and unrealized gain (loss) on investments and options transactions	3.31	(5.40)	(0.84)	1.44
Total from investment operations	3.32	(5.25)	(0.71)	1.54
Less distributions from:
Net investment income	(0.01)	(0.15)	(0.13)	(0.10)
Capital gains	--	(1.29)	(2.21)	(0.26)
Total distributions	(0.01)	(1.44)	(2.34)	(0.36)
Net Asset Value, End of Period	$14.75	$11.44	$18.13	$21.18
Total Investment Return (%)	29.04	(29.91)	(3.98)	7.74
Ratios and Supplemental Data
Net assets, end of period (thousands)	$6,037	$4,642	$13,153	$11,511
Ratio of expenses to average net assets (%)	0.76	0.79	0.95	0.942
Ratio of net investment Income to average net assets (%)	0.07	0.69	0.65	0.832
Portfolio turnover (%)	46	40	103	41

1 Commencement of operations.
2 Annualized.

GUIDE TO DOING BUSINESS

Shareholder Account Transactions

Confirmations, Statements and Reports

Daily Transaction Confirmation.  All purchases and redemptions (unless systematic) are confirmed in writing with a transaction confirmation.  Transaction confirmations are mailed promptly after the transaction is posted to your account.  Therefore, you should receive the confirmation in the mail within a few days of your transaction.

Quarterly Statement.  Quarterly statements are mailed at the end of each calendar quarter.  The statements reflect account activity through the most recent quarter.  At the end of the calendar year, the statement will reflect account activity for the entire year. The Fund strongly recommends that you retain all daily transaction confirmations until you receive your quarterly statements. Likewise, you should keep all of your quarterly statements until you receive your year-end statement showing the activity for the entire year.

Householding Delivery of Shareholder Documents.  In addition to your transaction confirmations and quarterly statements, you will also receive an annual update of the Fund’s prospectus and periodic financial statements.  Only one prospectus and one annual and semi-annual report (or similar report or disclosure document) will be sent to family members sharing the same address unless a request is made for multiple mailings.  Sending only one copy of these documents is efficient, saves paper products and reduces the volume of your mail.  To receive multiple copies, call the Fund at 888-670-3600 and the Fund will begin sending you additional copies free of charge within 30 days.

Changes to an Account. To make any changes to an account, the Fund recommends that you call the Fund to discuss the changes to be made and ask about any documentation that you may need to provide.  Though some changes may be made by phone, generally, in order to make any changes to an account, the Fund will require a written request signed by all of the shareholders and may also require their signatures guaranteed.

Telephone Transactions. The Fund has a number of telephone transaction options. You can exchange your investment among the funds in the Madison Mosaic Funds family, request a redemption and obtain account balance information by telephone.  The Fund’s transfer agent will employ reasonable security procedures to confirm that instructions communicated by telephone are genuine; and if it does not, it may be liable for losses due to unauthorized or fraudulent transactions.  These procedures can include, among other things, requiring one or more forms of personal identification prior to acting upon your telephone instructions, providing written confirmations of your transaction and recording all telephone conversations with shareholders.  Certain transactions, including some account registration changes, must be authorized in writing.

Certificates.  Certificates will not be issued to represent shares in the Fund.

How to Open a New Account

Important Information About Procedures for Opening a New Account.  In compliance with the USA PATRIOT Act of 2001, the Fund’s transfer agent will verify certain information on your account application as part of the Fund’s anti-money laundering program.  As requested on the application, you must supply your full name, date of birth, social security number and permanent street address.  Mailing addresses containing only a P.O. Box will not be accepted.  Please contact us at 888-670-3600 if you need additional assistance when completing your application.  If the Fund’s transfer agent does not have a reasonable belief of your identity, your account will be rejected or you will not be allowed to perform a transaction in your account until such information is received.  The Fund also reserves the right to close your account within five business days if you do not provide the transfer agent with required clarifying identity information and/or documentation.  What this means for you:  when you open an account, the Fund’s transfer agent will ask for your name, address, date of birth, and other information that will allow the transfer agent to identify you.  The transfer agent may also ask for other identifying documents or information.

Minimum Initial Investment. The Fund is available to investors for a minimum initial investment of $500,000. The $500,000 minimum may be satisfied when one or more related accounts are opened at the same time. An account is considered related when it is opened by or through the same retirement plan, corporation, individual, financial institution or other entity. The Fund reserves the right to lower the minimum initial investment amount for all accounts or on a case by case basis in the interest of the Fund if approved by an officer of the Fund.

Maintenance Investment Balance.  The Fund reserves the right to involuntarily redeem:

individual accounts with balances that fall below $500,000 (as a result of shareholder activity and not market action);

all related accounts when the value of all the accounts within any institutional relationship falls below $500,000 (as a result of shareholder activity and not market action); and

all related accounts if the average account size within any institutional relationship has a market value of less than $10,000 (as a result of shareholder activity and not market action).

For example, if an institution allocates $500,000 among one account with $400,000 and 49,999 accounts with $2, the average account size would be approximately $10 ($500,000 divided by 50,000) and would not meet the Fund’s maintenance balance requirements.  Prior to closing your account, the Fund will give you 30 days’ written notice during which time you may increase your balance to avoid having your account(s) closed.

By Check.  Open your new account by completing an application and sending it along with a check payable to the Madison Institutional Equity Option Fund as follows:

           Regular Mail:                                                                           Overnight:
           Madison Mosaic Funds                                                                           Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC                                                                           c/o U.S. Bancorp Fund Services, LLCP.O. Box 701615 E. Michigan Street, 3rd Floor
           Milwaukee, WI 53201-0701                                                                           Milwaukee, WI 53202

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agent.  Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC’s post office box, of purchase orders does not constitute receipt by the transfer agent of the Fund.

By Wire. Please call the Fund before you wire money (no later than close of New York Stock Exchange; usually 3:00 p.m., Central Time) to ensure proper and timely credit to your account.

If you are making your first investment in the Fund, the Fund must have a completed account application before you wire funds.  You can mail or overnight deliver your account application to the Fund.  You may also fax the account application by calling the Fund at 888-670-3600 for a fax number.  Upon receipt of your completed account application, the Fund will establish an account for you.  The account number assigned will be required as part of the instruction that you should give to your bank to send the wire.  Your bank must include both the name of the Fund and your name so that monies can be correctly applied. Your bank may charge you a fee for sending a wire to the Fund, but the Fund will not charge you a fee for this service.

Your bank should transmit funds by wire to:

U.S. Bank Milwaukee, N.A.
777 East Wisconsin Avenue
Milwaukee, WI 53202
ABA # 075000022
Credit: U.S. Bancorp Fund Services
Acct # 112-952-137

FFC: Madison Institutional Equity Option Fund

(Shareholder name, #405 (fund number), and account number)

Wired funds must be received prior to 3:00 p.m. Central Time to be eligible for same day pricing.  Neither the Fund nor U.S. Bank Milwaukee, N.A. is responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Exchange. You may open a new account by exchange from an existing account when your new account will have the same registration and tax identification number as the existing account and you are investing at least $500,000.  You may also qualify to open an account by exchange if you are investing less than $500,000 if you are a member of an institutional relationship (e.g., a retirement plan) that satisfies the $500,000 requirement.  Exchanges may only be made into funds that are sold in the shareholder’s state of residence.  A new account application is required only when the account registration or tax identification number will be different from the application for the existing account.

Unacceptable Forms of Investment. All purchases of Fund shares by check must be made in U.S. dollars and drawn on U.S. banks.  For the purchase of Fund shares, the Fund does not accept:

payment in cash;
cashier’s checks in amounts of less than $10,000;
third party checks, Treasury checks, credit card “convenience” checks, traveler’s checks, money orders or starter checks; or
Post-dated checks, post-dated online bill pay checks or any conditional order or payment.

If your check does not clear, your purchase will be cancelled.  If your check is returned for any reason, a $25 fee will be assessed against your account.  You will also be responsible for any losses suffered by the Fund as a result. The Fund reserves the right to reject any purchase in whole or in part.

How to Purchase Additional Shares

Purchase Price.  Share prices (net asset values or “NAVs”) are determined each business day at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time).  Transaction requests received after the close of regular trading will be processed using the next day’s NAV.  The NAV per share is not determined on days the New York Stock Exchange is closed for trading.  Purchases are priced at the next share price determined after the purchase request is received in proper form by the Fund.

Purchases and Uncollected Funds. Sometimes a shareholder investment check or electronic transfer is returned to the Fund unpaid.  In other words, the Fund sometimes gets checks that bounce.  The Fund has a procedure to protect you and other shareholders from loss resulting from these items. The Fund may delay paying the proceeds of any redemption for 12 days or more until the Fund can determine that the check or other deposit item (including purchases by Electronic Funds Transfer or “EFT”) used for purchase of the shares has cleared.  Such deposit items are considered “uncollected” until the Fund determines that they have actually been paid by the bank on which they were drawn.  Purchases made by federal funds wire are considered collected when received and not subject to the 12 day hold.  All purchases earn dividends from the day after the day of credit to a shareholder’s account, even while not collected.

Minimum Subsequent Investment. Subsequent investments may be made for $10,000 or more.  The Fund reserves the right to lower the minimum subsequent investment amount for all accounts or on a case by case basis in the interest of the Fund if approved by an officer of the Fund.

By Check.  Please make your check payable to the Fund and mail it, along with an investment slip or, if you don’t have one, please write your account number and the name of the Fund on your check, to:

           Regular Mail:                                                                           Overnight:
           Madison Mosaic Funds                                                                           Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC                                                                           c/o U.S. Bancorp Fund Services, LLCP.O. Box 701615 E. Michigan Street, 3rd Floor
           Milwaukee, WI 53201-0701                                                                           Milwaukee, WI 53202

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agent.  Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC’s post office box, of purchase orders does not constitute receipt by the transfer agent of the Fund.

By Wire. If you are making a subsequent purchase, your bank should wire funds as indicated below.  To ensure proper and timely credit of a wire, you should notify the Fund at 888-670-3600 before each wire is made.  It is essential that your bank include complete information about your account in all wire instructions.  If you have questions about how to invest by wire, please call the Fund.  Your bank may charge you a fee for sending a wire to the Fund, but the Fund will not charge you a fee for this service. Please wire money to:

U.S. Bank Milwaukee, N.A.
777 East Wisconsin Avenue
Milwaukee, WI 53202
ABA # 075000022
Credit: U.S. Bancorp Fund Services
Acct # 112-952-137

FFC: Madison Institutional Equity Option Fund

(Shareholder name, #405 (fund number), and account number)

Wired funds must be received prior to 3:00 p.m. Central Time to be eligible for same day pricing.  Neither the Fund nor U.S. Bank Milwaukee, N.A. is responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Automatic Investment Plan. You can elect to have a monthly (or less frequent) automatic investment plan.  The Fund will automatically credit your account and debit the bank account you designate with the amount of your investment.  The automatic investment is processed as an electronic funds transfer (“ETF”).  To establish an automatic investment plan, complete the appropriate section of the application or call the Fund for information.  The minimum monthly amount for an ETF is $10,000.  You may change the amount or discontinue the automatic investment plan at any time.  The Fund does not charge a fee for this service.   However, if your order is rejected by your financial institution, a $25 fee will be charged to your account.

How to Redeem Shares

Redemption Price. Share prices (net asset values or “NAVs”) are determined each day at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time).  Transaction requests received after the close of regular trading will be processed using the next day’s NAV.  The NAV per share is not determined on days the New York Stock Exchange is closed for trading.  Redemptions are priced at the next share price determined after the redemption request is received in proper form by the Fund.

Signature Guarantees. To protect your investments, the Fund requires signature guarantees for certain redemptions.  A signature guarantee is a certification by a financial institution that knows you and recognizes that your signature on a document is genuine.  A signature guarantee helps the Fund ensure the identity of the authorized shareholder(s).  If you anticipate the need to redeem large amounts of money, you are encouraged to establish pre-authorized bank instructions on your account. You can pre-authorize bank instructions by completing the appropriate section of a new application or by calling the Fund to inquire about any necessary documents.  A signature guarantee may be required to add or change bank instructions on an account.

A signature guarantee is required for any redemption when:

the proceeds are to be greater than $50,000;
the proceeds are to be delivered to someone other than you, as shareholder of record;
the proceeds are to be delivered to an address other than your address of record; or
you made any change to your registration or account privileges within the last 15 days.

Redemptions and Uncollected Funds. Payment of your redemption proceeds will be made promptly, but not later than seven days after the receipt of your request in good form.  However, in order to prevent possible fraud against the Fund, the Fund may delay paying the proceeds of any redemption until the Fund can determine that the check or other deposit item (including purchases by ETF) used to purchase shares has cleared.  Such deposit items are considered “uncollected” until the Fund determines that the bank on which they were drawn has actually paid them.  This may take up to 12 days.  Purchases made with federal funds wire are considered collected when received and not subject to the 12-day hold.

By Telephone or By Mail.

Redemption Request.  Upon request by telephone or in writing, the Fund will send a redemption check of up to $50,000 to you, the shareholder, at your address of record only.  A redemption request for more than $50,000 or for proceeds to be sent to anyone or anywhere other than the shareholder at the address of record must be made in writing, signed by all shareholders with their signatures guaranteed.  See section “Signature Guarantees” above.  Redemption requests in proper form received by mail and telephone are normally processed within one business day.

Stop Payment Fee. To stop payment on a check issued by the Fund, call the Fund at 888-670-3600 immediately.  Normally, the Fund charges a fee of $25.00, or the cost of stop payment, if greater, for stop payment requests on a check issued by the Fund on behalf of a shareholder.  Certain documents may be required before such a request can be processed.

By Wire

Procedures.  With one business day’s notice, the Fund can send funds by wire transfer to the bank and account designated on the account application or by subsequent written authorization.  If you anticipate the need to redeem large amounts of money, you are encouraged to establish pre-authorized bank wire instructions on your account. You can pre-authorize bank wire instructions by completing the appropriate section of a new application or by calling the Fund to inquire about any necessary documents.  A signature guarantee may be required to add or change bank wire instruction on an account. See “Signature Guarantees” above for more information.

The Fund accepts signature guarantees from banks with FDIC insurance, certain credit unions, trust companies, and members of a domestic stock exchange.  A guarantee from a notary public is not an acceptable signature guarantee.

Redemptions by wire can be arranged by calling the telephone numbers on the back page of this prospectus.  Requests for wire transfer must be made by 3:00 p.m. Central Time the day before the wire will be sent.

Fee. There will be a $15 fee for redemptions by wire to domestic banks. Wire transfers sent to a foreign bank for any amount will be processed for a fee of $30 or the cost of the wire, if greater.

By Exchange. You can redeem shares from the Fund and concurrently invest the proceeds in another Madison Mosaic Fund account by telephone when your account registration and tax identification number are the same.  There is no charge for this service.

Special Redemption Rules for IRAs. Because IRA owners must make a written withholding election for income tax purposes when they redeem shares from their IRA, IRA redemptions must be made in writing. Before you think you may need to redeem funds from your IRA, call the Fund for a form that contains the required tax election provisions. Shareholders must indicate on their redemption request whether or not to withhold federal income tax.  Income tax withholding of 10% will apply to redemption requests unless you elect not to have tax withheld.

Distribution Options
The Fund may make periodic payments of dividends from income or capital gains. Your account application allows you to select the distribution option you would like for each type of distribution.  If you do not make a selection on your application, all of your distributions will be automatically reinvested in your Fund account.

If you do not want your distributions automatically reinvested, you can have your distributions (1) automatically invested in another Madison Mosaic Funds account, (2) paid to you by check, or (3) deposited directly to your bank account.  However, for your protection, if you elect to receive distributions in cash and the U.S. Postal Service cannot deliver your check, or if a check remains uncashed for six months, the Fund reserves the right to reinvest your distribution check in your account at the Fund’s then current net asset value and to reinvest all subsequent distributions.

Redemptions In Kind
If, in the opinion of the Board of Trustees of the Fund, extraordinary conditions exist which make cash payment for redemption requests undesirable, payments for any shares redeemed may be made in whole or in part in securities and other property of the Fund. However, the Fund has elected, pursuant to rules of the Securities and Exchange Commission, to permit any shareholder of record to make redemptions wholly in cash to the extent the shareholder’s redemptions in any 90-day period do not exceed the lesser of 1% of the aggregate net assets of the Fund or $250,000.

Any property of the Fund distributed to shareholders will be valued at fair value.  In disposing of any such property received from the Fund, a shareholder might incur commission costs or other transaction costs.  There is no assurance that a shareholder attempting to dispose of any such property would actually receive the full net asset value for it.  Except as described herein, however, the Fund intends to pay for all share redemptions in cash.

How to Close an Account
To close an account, you should call the Fund for instructions.  When you close your account, shares will be redeemed at the next determined net asset value. You can close your account by telephone, wire transfer or by mail as explained above in the section “How To Redeem Shares.”

Other Fees

Returned Investment Check Fee. Your account will be charged (by redemption of shares) $25.00 for items deposited for investment that are returned unpaid for any reason.

Broker Fees. If you purchase or redeem shares through a securities broker, your broker may charge you a transaction fee.  This charge is kept by the broker and not transmitted to the Fund. However, you can engage in any transaction directly with the Fund to avoid such charges.

Research and Other Fees. Shareholders who need investment records for years prior to the past calendar year may be charged a research fee of $5.00 per request.  The Fund reserves the right to impose additional charges, upon 30 days written notice, to cover the costs of unusual transactions. Services for which charges could be imposed include, but are not limited to, processing items sent for special collection, international wire transfers, research and processes for retrieval of documents or copies of documents.

Retirement Plans and Custodian Fees
The Fund can be used for retirement plan investments, including IRAs.

IRAs

Traditional IRAs.  Traditional individual retirement accounts (“Traditional IRAs”) may be nondeductible or partially deductible.  Traditional IRA contributions up to the allowable annual limits may be made, and the earnings on such contributions will accumulate tax-free until distribution. Traditional IRA contributions that you deducted from your income taxes and the earnings on such contributions will be taxable when distributed.  The Fund will provide you with an IRA disclosure statement with an IRA application.  The disclosure statement explains various tax rules that apply to traditional IRAs.  A separate application is required for IRA accounts.

Roth IRAs. Roth IRAs are nondeductible; however, the earnings on such contributions will accumulate and are distributed tax-free as long as you meet the Roth IRA requirements.  The Fund will provide you with an IRA disclosure statement with an IRA application. The disclosure statement explains various tax rules that apply to Roth IRAs.  A separate application is required for Roth IRA accounts.

Conversion Roth IRAs. You may convert all or part of your Traditional IRA into a Roth IRA. Please call the Fund for a Conversion Roth IRA form if you want to accomplish this conversion.  You will be required to pay taxes on some or all of the amounts converted from a traditional IRA to a Conversion Roth IRA. You should consult your tax advisor and your IRA disclosure statement before you make this change.

IRA Fees.

Annual IRA Fee and Fee Waiver. There is no annual IRA fee applicable to an investment in the Fund because the Fund has chosen to waive this fee.

Distribution and Transfer Fees. There is a $25.00 fee for each distribution from an IRA (including rollovers) or transfer of an IRA to another institution.

Excess Contribution and Recharacterization Fees. There is a $25 fee to process a refund of an excess IRA contribution in any year. Also, IRA contributions that must be reconverted or recharacterized are subject to this $25 processing fee.

Employer Plans. The Fund also offers SEP IRAs and SIMPLE retirement plans. Further information on the retirement plans available through Fund may be obtained by calling 888-670-3600.

Madison Mosaic Equity Trust, of which the Fund is a part, has a statement of additional information (“SAI”), which is incorporated by reference into this prospectus, that includes additional information about the Fund.  Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Fund during its last fiscal year. The SAI, the Fund’s annual and semi-annual reports and other information about the Fund are available without charge by calling 1-800-368-3195, or by visiting the Fund’s Internet site at http://www.madisonfunds.com.  Use the shareholder service number below to make shareholder inquiries.

You may also review and copy information about the Fund (including the SAI) at the SEC’s Public Reference Room in Washington, DC.  Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.

Reports and other information about the Fund are also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address:  publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-1520.

Transfer Agent

Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
www.madisonfunds.com

Telephone Numbers

Shareholder Service
Toll-free nationwide: (888) 670 3600

24 Hour Automated Information
Toll-free nationwide: (800) 336 3063

SEC File Number 811-03615

Document comparison by Workshare Professional on Friday, April 16, 2010 9:54:45 AM
Input:
Document 1 ID	file://H:/Mosaic Fund Materials/Form N-1A/Equity Trust/Annual Updates/2010 Annual Update/485(a) Filing/MADOX Prospectus including the Guide (5-2010 Filing) v2.doc
Description	MADOX Prospectus including the Guide (5-2010 Filing) v2
Document 2 ID	file://H:/Mosaic Fund Materials/Form N-1A/Equity Trust/Annual Updates/2010 Annual Update/497 Filing/MADOX Prospectus including the Guide (May '10 497 Filing).doc
Description	MADOX Prospectus including the Guide (May '10 497 Filing)
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